UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the quarterly period ended June 30, 2013

Commission File Number 1-32591

SEASPAN CORPORATION

(Exact name of Registrant as specified in its charter)

Unit 2, 7th Floor, Bupa Centre,

141 Connaught Road West,

Hong Kong

China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).    Yes  ☐    No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).    Yes  ☐    No  ☒

EXPLANATORY NOTE

This Amendment No. 1 to the Report on Form 6-K for the quarter ended June 30, 2013, originally filed with the Securities and Exchange Commission on August 1, 2013 (the “Form 6-K”), is being filed solely for the purposes of furnishing Interactive Data File disclosure as Exhibit 101 in accordance with Rule 405 of Regulation S-T. This Exhibit was not previously filed.

Other than as expressly set forth above, this Form 6-K/A does not, and does not purport to, amend, update or restate the information in any other item of the Form 6-K, or reflect any events that have occurred after the Form 6-K was originally filed. Pursuant to Rule 406T of Regulation S-T, the Interactive Data Files on Exhibit 101 hereto are deemed not filed or part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933, as amended, are deemed not filed for purposes of Section 18 of the Securities and Exchange Act of 1934, as amended, and otherwise are not subject to liability under those sections.

Item 6.	Exhibits

Exhibit Number	Description

101	The following financial information from Seaspan Corporation’s Report on Form 6-K for the quarter ended June 30, 2013, filed with the SEC on August 1, 2013, formatted in Extensible Business Reporting Language (XBRL):

(i) Interim Consolidated Balance Sheets (Unaudited) as of June 30, 2013 and December 31, 2011;

(ii) Interim Consolidated Statements of Operations (Unaudited) for the Three and Six Months ended June 30, 2013 and 2012;

(iii) Interim Consolidated Statements of Comprehensive Income (Loss) (Unaudited) for the Three and Six Months ended June 30, 2013 and 2012;

(iv) Interim Consolidated Statements of Shareholders’ Equity (Unaudited) for the Six Months ended June 30, 2013 and the Year ended December 31, 2011;

(v) Interim Consolidated Statements of Cash Flows (Unaudited) for the Three and Six Months ended June 30, 2013 and 2012; and

(vi) Notes to the Interim Consolidated Financial Statements (Unaudited).

This Form 6-K/A is hereby incorporated by reference into: the Registration Statement of Seaspan Corporation filed with the Securities and Exchange Commission on May 30, 2008 on Form F-3D (Registration No. 333-151329), the Registration Statement of Seaspan Corporation filed with the Securities and Exchange Commission on March 31, 2011 on Form S-8 (Registration No. 333-173207), the Registration Statement of Seaspan Corporation filed with the Securities and Exchange Commission on April 24, 2012 on Form F-3ASR (Registration No 333-180895), the Registration Statement of Seaspan Corporation filed with the Securities and Exchange Commission on June 20, 2013 on Form S-8 (Registration No. 333-189493) and the Registration Statement of Seaspan Corporation filed with the Securities and Exchange Commission on August 19, 2013 on Form F-3 ASR (Registration No 333-190718).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SEASPAN CORPORATION

Date: October 7, 2013	By:	/S/ SAI W. CHU
Sai W. Chu
Chief Financial Officer